UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VIVAKOR, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92852R 106
(CUSIP Number)

NFG Inc.	Christopher A. Wilson, Esq.
2222 Michelson, # 222-164	Wilson, Haglund & Paulsen, P.C.
Irvine, CA 92612	910 Irvine Center Drive
(714) 331-7120	Irvine, CA 92618
(949) 752-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92852R 106

1		NAME OF REPORTING PERSON. NFG Inc. I.R.S. Identification Nos. of Above Person (entities only). 33-0967081

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		21,687,219 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,687,219 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

21,687,219 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	92852R 106

1		NAME OF REPORTING PERSON. Steve Miller I.R.S. Identification Nos. of Above Person (entities only). N/A

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

21,687,219 shares of Common Stock*

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%*

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Steve Miller that he is the beneficial owner of any of the Common Stock of Vivakor, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	92852R 106

Item 1.  Security and Issuer.

                This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Vivakor, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2590 Holiday Road, Suite 100, Coralville, IA  52241.

Item 2.  Identity and Background.

2.1           NFG Inc.

                (a) The name of the person filing this statement is NFG Inc., a California corporation (“Reporting Person”).

                (b) The Reporting Person’s principal office address is 2222 Michelson, #222-164, Irvine, CA  92612.

                (c) The Reporting Person’s principal occupation is a private investor and the address where such occupation is conducted is the same as above.

                (d) During the past five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                (e) During the past five years, Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Reporting Person being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a business corporation incorporated in the State of California.

2.2           Steve Miller, Chief Executive Officer and Director of Reporting Person.

(a) The name of the person filing this statement is Steve Miller, an officer and director of NFG Inc. (“Miller”).

                (b) Miller’s principal office address is 2222 Michelson, #222-164, Irvine, CA  92612.

                (c) Miller’s principal occupation is the Founder, Chief Executive Officer and Director of NFG Inc. the principal officer address where such occupation is conducted is 2222 Michelson, #222-164, Irvine, CA  92612.

CUSIP No.	92852R 106

                (d) During the past five years, the Miller has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                (e) During the past five years, the Miller was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Miller being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Miller is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Three individuals were paid for services with 250,000 shares, 350,000 shares and 200,000 shares of Common Stock, respectively.

Item 4.  Purpose of Transaction.

The distribution of the shares of Common Stock by Reporting Person were for payment of services to individuals or entities.

                (a-j) Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person’s percentage ownership of Common Stock is based on 62,992,322 shares being outstanding. The Reporting Person beneficially owns 21,687,219 shares of Common Stock of the Issuer equivalent to approximately 34.4% of such class.

                (b)  The Reporting Person has sole voting and dispositive power over the shares of Common Stock of the Issuer. Mr. Miller disclaims beneficial ownership of the shares of Common Stock.

                (c) Not applicable.

                (d) Not applicable.

                (e) Not applicable.

CUSIP No.	92852R 106

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

     The Reporting Person has sole voting and dispositive power over the 21,687,219 shares of Common Stock of the Issuer.

Item 7.   Materials to be Filed as Exhibits.

     Not applicable.

CUSIP No.	92852R 106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2009

Signature:	NFG INC. By: Steve Miller Steve Miller Its: Chief Executive Officer